REDCORP

NEWS RELEASE

August 10, 2006

News Release 06-14

APPOINTMENT OF NEW VICE PRESIDENT, MINING AND ENGINEERING

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to announce that Richard Goodwin has been appointed Vice President, Mining and Engineering Development for the Company. Mr. Goodwin's appointment will be effective Aug 29, 2006. Mr. Goodwin is a professional mining engineer with 22 years experience in underground mine operations, engineering consulting and corporate management.

Richard's experience with polymetallic massive sulphide underground mining operations, mine development and in-depth experience working with consulting groups will be a very valuable asset for the Company and its wholly-owned subsidiary, Redfern Resources Ltd., which is in the midst of completing a feasibility study update for the Tulsequah project in northern BC.

Early in his career, Mr. Goodwin held a variety of mining and geotechnical engineering positions for ten years at Myra Falls Operations of Westmin Resources Ltd. until 1995 when he became a consulting mining engineer, first with MRDI Canada and later with Snowden MIC, where he managed Snowden's steady growth in Canada. Prior to joining Redcorp, Mr. Goodwin was Vice President, Mining for Yukon Zinc Corporation and managed the development, test mining and completion of feasibility studies for the Wolverine Project in the Yukon.

"I am very pleased to be joining Redcorp's management team as it moves Tulsequah toward its anticipated development. I look forward to working closely with the consulting engineering groups to finalize the feasibility study as the first step on this path", said Mr. Goodwin.

"Richard's extensive underground experience is a perfect fit for the developing Tulsequah Mine and the Company's polymetallic massive sulphide project in Portugal" said Company President and CEO, Terry Chandler. "He will be a key part of our team as we move to finalize the Tulsequah feasibility study by year-end 2006 and prepare for the expected development activities to follow."

Redcorp Ventures Ltd. is a Vancouver-based mineral exploration and development company with active projects in British Columbia and Portugal. Further information on Redcorp can be obtained on the Company's website at www.redcorp-ventures.com


06016154

? VENTURES LTD.
Suite 710, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330 • Toll Free: 1-888-669-4775

REDCORP

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.



"Terence Chandler"

Terence Chandler
President

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act.. This includes statements concerning the Company's plans at its Tulsequah Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the availability of financing for activities, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, metal price fluctuations, environmental and regulatory requirements, availability of permits, escalating costs of remediation and mitigation, risk of title loss, the effects of accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in exploration or development , the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, contractor's costs, remote site transportation costs and materials costs for future remediation. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

REDCORP VENTURES LTD.

Suite 710, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330 • Toll Free: 1-888-669-4775